December 9, 2024

Caroline Armour
Senior Vice President and Treasurer
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY 10036

       Re: Verizon Communications Inc.
           Registration Statement on Form S-4
           Filed December 6, 2024
           File No. 333-283664
Dear Caroline Armour:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeff Kauten at 202-551-3447 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology